UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: May 17, 2013

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Morria Biopharmaceuticals PLC

On May 17, 2013, Morria Biopharmaceuticals PLC (commonly known as Celsus Therapeutics) (the “Company”) mailed to its shareholders the Notice of Annual General Meeting set forth below.

MORRIA BIOPHARMACEUTICALS PLC

Notice of Annual General Meeting

May 17, 2013

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Morria Biopharmaceuticals Plc, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

Morria Biopharmaceuticals Plc

(Company no. 5252842)

Registered in England

London Office

53 Davies Street

Mayfair

London W1K 5JH

Tel: +44 (0)207 152 6341

Fax: +44 (0) 207 152 6342

Email: info@celsustx.com

Registered Office Address

Thames House

Portsmouth Road

Esher

Surrey

KT10 9AD

May 17, 2013

Dear Shareholder:

We are excited to update you about the progress Morria has made since our last Annual Shareholder Meeting. This year has been a transitional year for the Company on many fronts including becoming a publicly listed company in the United States and I am pleased to share with you our results to date.

We have a number of challenges ahead but with our new Chief Executive Officer Dr. Gur Roshwalb, Chief Medical Officer Dr. Alan Harris, and nominated new Board members Mr. Fredric Price and Mr. Robert Doman, I look forward to executing our business plan and creating shareholder value. For more detailed information on the Company, please see our Annual Report on Form 20-F filed with the SEC and our other SEC filings at our web site www.celsustx.com.

Morria Biopharmaceuticals Plc is a biopharmaceutical emerging growth company focused on the development of non-steroidal, synthetic multi-functional anti-inflammatory drugs. Morria has developed a class of synthetic drugs termed Multi-Functional Anti-Inflammatory Drugs representing a new therapeutic class and platform for the treatment of a wide range of inflammatory diseases such as allergies and autoimmune diseases. Morria currently has two lead product candidates in its clinical pipeline, both of which have completed first-in-patient clinical studies: MRX-6, a topical cream for treating contact dermatitis (a common type of eczema); and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). On May 8, 2013, we announced positive and statistically significant results from our first cohort of patients in the MRX-6 Phase II multi-centre, double blind, vehicle and active control, two-part dose ranging trial. Our business strategy is to expand and build a biopharmaceutical business to focus on a spectrum of inflammatory diseases based on its current and upcoming first in class product candidates that will address the very real unmet need for safe and potent alternatives to steroids.

1)	Annual General Meeting

We are holding our Annual General Meeting ("AGM") on June 20, 2013, at 10:30 am BST, at our London office, 53 Davies Street, Mayfair, London.

Attached to this letter you will find the formal notice of the resolutions and proxy form for the meeting ("Notice"). We include with this letter the financial statements for the year ended December 31st, 2012, that are being audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global ("EY"). At the AGM, you will be requested to re-appoint the Company auditors.

In addition, the Board has resolved to re-appoint Prof. Saul Yedgar as a Class A director. The Board recommends you to vote in favour of Prof. Yedgar's re-appointment as a Class A Director.

Furthermore, we are pleased to announce that the Board has resolved to appoint Mr. Fredric D. Price and Mr. Robert Doman, as new Class A Directors. The Board recommends you vote in favour of their appointment. Both Mr. Price and Mr. Doman are highly experienced and respected professionals in the healthcare community and their expertise will be invaluable as we advance our first-in-class synthetic non-steroidal multi-functional anti-inflammatory drug candidates through the clinical stages and seek strategic alliances.

Mr. Fredric Price brings many years of biopharmaceutical leadership and experience to the board. Mr. Price is Executive Chairman of the Board of Directors of Chiasma, having served as its Chairman and CEO from 2008 to 2013. He stepped down as CEO a month ago after completing a strategic collaboration for its Phase 3 oral drug candidate in acromegaly with Roche. Previously, he was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals (2004-2008) a member of the Board of Directors of Enobia Pharma (2006-2012) a member of the Board of Directors of Pharmasset (2007-2010), Executive Chairman of the Board of Directors of Peptimmune (2007-2011), Chairman of the Board of Directors and CEO of BioMarin Pharmaceutical (2000-2004) and CEO and a member of the Board of Directors of Applied Microbiology (1994-2000).

His earlier experience includes having been Vice President of Finance and Administration and CFO of Regeneron Pharmaceuticals (1991-1994), the founder of the strategy consulting firm RxFDP (1986-1991) and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities (1973-1986). He received a BA from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania.

Mr. Robert (Bob) Doman is a seasoned pharmaceutical and medical device executive with 30+ years of extensive international and domestic experience in general management, business development, building sales and marketing capabilities, new product development and strategic planning. Most recently Bob served as President and Chief Executive Officer of DUSA Pharmaceuticals, Inc., a publicly traded specialty pharmaceutical and medical device company focused in the field of dermatology. He joined DUSA in 2005 as President and Chief Operating Officer and was promoted to President and Chief Executive Officer in June 2007. Prior to joining DUSA Pharmaceuticals, Bob served as President of Leach Technology Group, the medical electronic device, design, product development and contract manufacturing services division of privately held Leach Holding Corporation. From 1999 to 2000, Bob served as President, Device Product Development of West Pharmaceutical Services, a manufacturer of systems and device components for parentally administered medicines and drugs. From 1991 to 1999, Bob worked for the Convatec division of Bristol-Myers Squibb in positions that included: Vice President, Worldwide Marketing and Business Development; Vice President and General Manager, U.S. Wound and Skin Care; and Vice President, U.S. Operations.

Earlier in his career, Bob held sales, marketing and business development roles of increasing responsibilities for Critikon, Inc., a Johnson and Johnson company. While serving as Business Director for Vascular Access he licensed and launched the First Intravenous Catheter with needle-stick protection, which is the industry standard today. Bob received a Bachelor’s degree from Saint Joseph’s University where he has also served as a member of the Development Committee and the Haub School of Business Advisory Board.

In addition, in order to retain qualified individuals, the Board implemented an Employees Stock Option Plan ("Plan"). The Plan was approved by the Board of Directors of the Company on August 28, 2007. The Plan was amended by the Board of Directors of the Company on April 26, 2012, was further amended by the Board of Directors of the Company on June 20, 2012, and most recently amended on April 29, 2013. The Plan and its amendments can be viewed on the Company's website as described hereunder.

The Company's Board deems it advisable and in the best interest of the Company to increase the number of shares available upon exercise of options under the Plan, to continue to attract and retain professional personnel to the Company in order to execute on the development plan. The Board suggests increasing the number of Shares under the 2007 Stock Option Plan by 2,500,000 million Ordinary Shares £0.01 par value each, and in total the number the aggregate number of Ordinary Shares that may be issued, upon exercise of Options under the Plan, including previous grants since 2007, shall not exceed 3,865,000 Ordinary Shares. The Board recommends that the Company’s shareholders approve the Plan by voting in favour of the Plan and its amendments.

In addition, on February 28th, 2013, the Company's Board resolved that the trade name of the Company be changed to Celsus Therapeutics and that subject to shareholder approval, the Company’s registered name be changed to Celsus Therapeutics Plc. You are being requested to approve the change of the name of the Company, and accordingly revisions that have been made to the Articles of Association ("Articles") adopted at last year’s AGM.

Lastly, please note that the Company sends and/or supplies documents and information to you as a member of the Company via https://secure.celsustx.com/info/ (“Website”). As mentioned above, the Option Plan appears on the Website. The details to enter the secure Website are as follows:

username:

password:

Please note that there may be particular circumstances in which the Company needs to send documents or information to you in hard copy rather than by Website or email, in which case the Company reserves the right to do so.

2)	Financing

On January 2, 2013, the Company repaid USD$1,100,000 in full repayment of Senior Secured Convertible Notes (the “Notes”) issued in the April 2012 Financing Transaction, in accordance with their terms. As we reported on April 19, 2012, we raised USD $1,000,000 through the issuance of the Notes to Iroquois Master Fund Ltd. and Alpha Capital Anstalt as co-lead investors ("April 2012 Financing"). These funds were used, among other things, to register the Company as a public reporting company in the United States.

3)	Development Plan

Morria has two novel product candidates in its clinical pipeline, both of which are in Phase 2 clinical trials: MRX-6, a topical cream for treating contact dermatitis (a common type of eczema), and MRX-4, a nasal spray for treating allergic rhinitis (or hay fever). Given the common biochemical mechanism of all inflammatory diseases, over time we plan to expand the application of our technology for our product candidates to address other forms of inflammatory diseases.

We completed first-in-patient clinical studies (Phase 2a) of our two lead product candidates in South Africa and Israel, respectively: MRX-4, a nasal spray for allergic rhinitis, and MRX-6, a topical cream for dermatitis. With the closing of the Private Placement, and based on our financial resources at that time, it is our intention to begin a full clinical program to develop MRX-6 in dermatitis and other inflammatory skin conditions. Based on current projections, we expect to begin manufacturing work, synthesis, toxicity and other preclinical studies in the third quarter of 2013 to support a US Investigational New Drug (“IND”). Based on this work, it is our expectation that we will file a US IND for MRX-6 in 2014 and conduct US based trials of MRX-6 in the second half of 2014. Similarly, based on available funds, we expect to conduct additional regulatory filings, manufacturing, formulation and toxicity testing for MRX-4, our nasal spray formulation for allergic rhinitis, during the second half of 2013 and return to clinical testing in 2014. Potential licensing transactions for these assets are always an avenue we continue to pursue in parallel with our clinical development programs. We also expect to begin pre-clinical work on our ophthalmology program during the second half of 2013 and potentially begin clinical trials in 2014. This work would include, but is not limited to, advancing lead compounds, pre-clinical toxicity studies and formulation and manufacturing. We also intend to explore the potential of our compounds in treating pulmonary inflammation in cystic fibrosis, a genetic disorder. Work on this program would begin in the second half of 2013, funding permitting, with potential to begin clinical work in the second half of 2014 or 2015. Finally, we may also explore the potential of our compounds in inflammatory bowel diseases with preclinical and early manufacturing work taking place in 2014.

  We are also pleased to announce the positive and statistically significant results from our first cohort of the MRX-6 002 Phase II multi-centre, double blind, vehicle and active control, two-part dose ranging trial. Data released on May 8, 2013 were for treatment with the highest, 2.0% dose of MRX-6 and vehicle control.

The results show a 56% improvement in symptoms (dryness, scaling, redness, pruritus and fissures) from baseline in the MRX-6 treated hand/forearm, compared to a 24% improvement for vehicle (‘placebo’) treated hand/forearm (p < 0.0001). Each patient acted as his or her own control. Clinically significant benefit, defined as a ≥ 50% reduction in symptoms from baseline in the MRX-6 treated hand/forearm was seen in 70% of patients. MRX-6 was found to be safe and well-tolerated, with no adverse events. The benefit was similar regardless of patient baseline score, study center or symptom sub-score.

Final data for all cohorts in this trial are expected by year end 2013. These data demonstrate that MRX-6 is an active formulation with clear patient benefit.

4)	New Appointments in the Company's management

On March 4, 2013, the Company appointed Gur Roshwalb, MD, as Chief Executive Officer. Dr. Roshwalb joins the Company from Venrock, a leading venture capital firm, where he most recently served as a Vice President investing in both private and public healthcare companies. At Venrock, Dr. Roshwalb was intimately involved in the valuation and diligence of numerous pharmaceutical and biotechnology companies. Prior to Venrock, he was a senior equity analyst at Piper Jaffray publishing research on specialty pharmaceutical companies. Dr. Roshwalb was in private practice in New York and Board Certified in Internal Medicine before joining the investment community. He received an MBA from the NYU Stern School of Business and an MD from the Albert Einstein College of Medicine.

We look forward to Dr. Roshwalb's leadership as part of our new management team. His broad investment experience in both private and public healthcare companies, as well as his strategic vision and focus, will drive real value for our investors by rapidly advancing our pipeline to late stage clinical development and potential partnering opportunities.

In addition, Dr. Alan Harris has joined the Company as full time Chief Medical Officer as of July 2012. Dr. Harris was initially recruited to Morria in December 2010 in a part time capacity. He will develop and lead the clinical development programs for Morria's Multi-Functional Anti-Inflammatory Drug candidates including MRX-4 in allergic rhinitis and MRX-6 in dermatitis.

Dr. Harris has an excellent track record in the pharmaceutical industry, in particular in the development of blockbuster anti-inflammatory medications such as Claritin® and Nasonex®. His transition to a permanent role comes at an important time for Morria, as we prepare to move forward with additional clinical studies for our lead product candidates in allergic rhinitis and dermatology.

Dr. Harris started his career in the pharmaceutical industry in 1984 when he joined Sandoz (Novartis) in Switzerland as international clinical project leader and headed the clinical development of a major therapeutic peptide breakthrough therapy, octreotide (Sandostatin®), the first long-acting somatostatin analog approved worldwide for the treatment of malignant hormone producing gastrointestinal and pancreatic endocrine tumors and growth hormone-producing pituitary tumors.

Between 1995 and 2003, Dr. Harris worked at Schering-Plough and became a VP of Global Healthcare Research. As one of his key responsibilities, Dr. Harris led the Medical Affairs clinical development program of the anti-allergy medicine Claritin®, which became the leading non-sedating antihistamine worldwide. Claritin® sales grew from $400 million in 1995 to $3.2 billion in 2001. Dr. Harris also led the Medical Affairs clinical development program of other allergy franchise products including Nasonex®, Elocon, and Asmanex (which all contain mometasone furoate - a synthetic corticosteroid with anti-inflammatory activity). Nasonex sales rose to $1.2 billion in 2011. His research on the effect of antihistamines on allergic inflammation and congestion associated with rhinitis and asthma has influenced the redefinition of these associated conditions and their treatment.

From 2004 to 2006, Dr. Harris worked at Pfizer as Therapeutic Head of Endocrine Care in the Worldwide Medical Department. While at Pfizer, he oversaw the Medical Affairs clinical development program of the human recombinant growth hormone (GH) Genotropin for the treatment of pediatric short stature conditions and adult GH deficiency and of the GH antagonist Pegvisomant for the treatment of GH-producing pituitary tumors. Since 2006, Dr. Harris has served as Chief Medical Officer and VP of Drug Development at a number of companies.

Dr. Harris is currently an Adjunct Professor of Medicine at NYU Langone Medical School. He was previously an Associate Professor of Medicine at Cedars Sinai Medical Center, UCLA School of Medicine. Dr. Harris is a fellow of the American College of Physicians, the Royal College of Physicians (U.K.) and the Royal Society of Medicine. He has served on the editorial boards of several international peer reviewed medical journals and has authored more than 120 peer reviewed scientific papers. Dr. Harris received his medical degree from the Louis Pasteur Faculty of Medicine, University of Strasbourg, France, and his Ph.D. in Endocrinology from Erasmus University, Rotterdam, The Netherlands.

The recent appointments of Gur Roshwalb as Chief Executive Officer and Alan Harris as Chief Medical Officer create a team with decades of pharmaceutical drug development and clinical experience in the fields of respiratory and allergic diseases, endocrinology, and gastroenterology from some of the world's leading pharmaceutical companies and universities.

5)	Trading of the Company’s Securities in the USA

On February 1, 2013, the Company’s first resale registration statement on Form F-1 was declared effective, registering 751,500 Ordinary Shares. On April 16, 2013, the Company’s second Form F-1 was declared effective, registering an additional 671,000 Ordinary Shares.

To enable the Company’s Ordinary Shares to be traded in the United States, the Ordinary Shares will be deposited with Deutsche Bank Trust Company Americas (“DBTCA” or the “ADS Depositary”), and the ADS Depositary will issue to the shareholders American Depository Shares (“ADSs”) that will represent the Company's Ordinary Shares. Each ADS will represent two Ordinary Shares of the Company. State Street Nominees Limited is the custodian in the UK appointed by DBTCA to custodize the Ordinary Shares to be represented by ADSs. American Stock Transfer & Trust Company, LLC ("AST") will be the US transfer agent maintaining the register of ADSs, and will communicate with you if you become an ADS holder in the future (e.g. General Meeting notices, periodical updates of the Company will be sent to you via AST, or another agent of the ADS Depositary).

DBTCA was appointed by the Company as depositary bank for the Level II American Depositary Receipt ("ADR") program of the Company under which ADS’s are issued. Deutsche Bank’s Trust & Securities Services business, part of Global Transaction Banking, is one of the leading providers of trustee, agent, depositary, registrar, SPV management and related services for a wide range of financial structures and transactions. It is a leading depositary for American and Global Depositary Receipts, providing value-added services to companies raising capital in international markets or listing on the New York, NASDAQ, London, Luxembourg, Singapore or NASDAQ Dubai stock exchanges by means of depositary receipts. It also offers both mutual and alternative fund administration and provides securities custody, clearing and agency lending services from a global network spanning more than 30 markets.

SLC Registrars (“SLC”) will continue to act as our UK corporate registrar with respect to the Company’s Ordinary Shares, but will not be the Company’s Transfer Agent with respect to the ADSs.

The ticker symbol for our American Depositary Shares representing our Ordinary Shares, is currently MRRBY but will change with the change of our corporate name and I look forward to updating you with our new trading symbol.

Currently, we have minimal trading activity and are taking steps to address this. We intend to pursue additional equity financings and intend to apply for listing on the NASDAQ Capital Market if we can qualify for listing in order to provide greater liquidity of our shares. However, there can be no assurance that we will qualify for listing on any securities exchange or that our securities will be listed on any securities exchange.

Lastly, there are certain standard lockup provisions applicable. The Company’s Articles of Association include a lock-up provision that restricts sale or trading of certain of its Shares. The Company's Board has decided that with certain limited exceptions, the following restrictions will apply to sale or transfer of shares (the “Locked Shares”):

a.	during the first six (6) months from the commencement of trading of the Company’s ADSs (the “Quotation”), no transfer of Shares is permitted;

b.	as of the seventh and eighth month following the Quotation, a shareholder may transfer shares constituting up to 12.5 percent of his Locked Shares per month; and

c.	as of the ninth month following the date of the listing, the remaining Locked Shares will no longer be considered restricted.

In case of fractional shares, the number of Locked Shares shall be rounded up to the nearest integer.

The first six (6) months of the Lock-Up period commenced on January 24, 2013, and will end on July 24, 2013. Towards the end of the first six month's period of the Lock-Up, we will send you detailed instructions regarding the process, in order to deposit your Ordinary Shares in the ADS facility administered by DBTCA as the ADS Depositary and to receive ADSs.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

We look forward to seeing you at the AGM and providing an update on the Company. If you will not be able to attend the meeting, you are requested to complete and return the proxy form in accordance with the instructions printed on it, as soon as possible, but in any event so as to be received, at least 48 hours before the time fixed for the meeting. Completing the proxy form will not preclude you from attending the meeting and voting in person should you later decide to do so.

Recommendation

The directors of the Company believe that all the proposals to be considered at the AGM are in the best interests of the Company and are most likely to promote the success of the Company for the benefit of its members as a whole.

The directors unanimously recommend that you vote in favour of all the proposed resolutions as they intend to do, where appropriate, in respect of their own beneficial holdings.

Only members who are on the register of members by June 18th, 2013, at 10:30 am BST, shall be able to send their form of proxy.

We look forward to updating you as we make further progress in the year ahead.

We will keep you informed of developments and further updates. If you have any questions, please contact either Gur Roshwalb our Chief Executive Officer or Dov Elefant our Chief Financial Officer either by post to our London address 53 Davies Street, Mayfair, London W1K 5JH, or by email to info@celsustx.com.

Yours sincerely,
Mark S. Cohen
Executive Chairman of the Board

MORRIA BIOPHARMACEUTICALS PLC

(“the Company”)

Company Number: 5252842

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the 2013 Annual General Meeting of the Company will be held at 53 Davies street, Mayfair London on Thursday, June 20th, 2013 at 10:30 a.m. (Local Time, BST in UK), to consider and, if deemed fit, to approve the following resolutions of which resolutions 1 to 5 (inclusive) will be proposed as Ordinary Resolutions and resolutions 6 to 8 will be proposed as Special Resolutions:

Ordinary Business:

Ordinary Resolutions

To receive the accounts of the Company for the year ended 31 December 2012 together with the report of the auditors of the Company. The financial statements are presented and prepared in accordance with US Generally Acceptable Accounting Principles and the financial statements are presented and prepared in accordance with International Financial Regulatory Standards (IFRS) for UK filing.

To re-appoint Kost, Forer Gabbay & Kasierer a member of Ernst & Young Global (EY), as auditors of the Company, and to authorize the Audit Committee of the directors to determine and recommend to the board of directors the auditors’ remuneration.

To re-appoint Saul Yedgar as a director of the Company, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company.

To elect Fredric Price, who having been recommended by the Board to be appointed as a member of the Company's Board as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company.

To elect Robert (Bob) Doman, who having been recommended by the Board to be appointed as a member of the Company's Board, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of the Company .

Special Business

Ordinary Resolutions

That the shareholders approve the 2007 Stock Option Plan ("Plan") and its amendments that were approved by the Board of Directors of the Company on August 28, 2007, April 26, 2012, June 20, 2012 and April 29, 2013, inter alia, that the aggregate number of Shares that may be issued upon exercise of Options under the Plan shall not exceed 3,865,000 Shares, subject to adjustments as provided in Section 11 of the Plan.

Special Resolution

That the Company's registered name be changed to Celsus Therapeutics Plc.

That, the Company’s articles of association be amended by adding a new regulation 10 together with a number of new  consequential definitions in regulation 1, the addition of a new sentence to the end of regulation 19.3, each in the form set out in Schedule A to this notice and renumbering and cross-referencing the existing regulations.

Date: May 17, 2013	BY ORDER OF THE BOARD
Registered Office: Thames House Portsmouth Road Esher Surrey KT10 9AD	___________________________ For and on behalf of SLC Corporate Services Limited Company Secretary

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint more than one proxy, to exercise all or any of his rights to attend, speak and vote in his place on a show of hands or on a poll provided that each proxy is appointed to a different share or shares. Such proxy need not be a member of the Company.

2.	Only members whom are on the register of members by June 18th, 2013, at 10:30 am BST, shall be able to send their form of proxy. To be valid, the completed and signed form of proxy must be returned to SLC Registrars, Thames House, Portsmouth Road, Esher, Surrey, KT10 9AD not less than 48 hours before the time fixed for the meeting. Lodging a form of proxy does not preclude a member from attending and voting at the meeting, to assist holder of ADRS Depositories.

3.	Holders of ADRs will receive a separate notice of meeting, and should follow the procedures contained therein in order to vote their ADRs, from Deutsche Bank Trust Company Americas, the depositary for the ADR program.

4.	A copy of the proposed new articles of association of the Company is available for inspection at the Registered Office and on the Website, the details of which may be found at the foot on this Notice.

Explanatory Notes on the Resolutions:

Resolution 1

The directors must present to members the audited statutory accounts in respect of each financial year.

Resolution 2

The auditors of the Company must be re-appointed at each general meeting at which accounts are presented. The directors propose to re-appoint Kost, Forer Gabbay & Kasierer and EY Global Group as auditors.

Resolutions 3-5

Under the Articles of Association, there are 3 classes of Board Members (A, B, C), each class having a specific office term. Prof. Saul Yedgar is to be re-appointed as a Class A Director, for a one year term. Fredric Price and Robert (Bob) Doman, are to be elected as new board members (as Class A Directors), for a one year term.

Resolution 6

The ESOP Plan needs Shareholders' approval in order to grant Incentive Options to the Company's Officers.

Resolutions 7-8

The directors propose to amend the articles of association as attached in Schedule A hereto.

Schedule A

Amendments to New Articles of Association of Celsus Therapeutics Plc

1.	On the front cover the words “Morria Biopharmaceuticals” will be deleted and replaced with the words “Celsus Therapeutics”. The square brackets on this page will be deleted and replaced with the words “June 20th 2013”.

On the first page after the index in the heading the words Morria Biopharmaceuticals” will be deleted and replaced with the words “Celsus Therapeutics” and the square brackets in the heading will be deleted and replaced with the words “June 20th 2013”.

In regulation 1 a new definition “Drag Along Offer” will be added to the definitions as follows:

Drag Along Offer	has the meaning ascribed to such term in regulation 10.

In regulation 1 a new definition “Offer Notice” will be added to the definitions as follows:

Offer Notice	has the meaning ascribed to such term in regulation 10.

In regulation 1 a new definition “Proposed Buyer” will be added to the definitions as follows:

Proposed Buyer	has the meaning ascribed to such term in regulation 10.

In regulation 1 a new definition “Remaining Shareholder” will be added to the definitions as follows:

Remaining Shareholder	has the meaning ascribed to such term in regulation 10.

In regulation 1 a new definition “Seller” will be added to the definitions as follows:

Seller	has the meaning ascribed to such term in regulation 10.

In regulation 1 a new definition “Transaction” will be added to the definitions as follows:

Transaction	has the meaning ascribed to such term in regulation 10.

In regulation 5.8 the words “Morria Biopharmaceuticals” will be deleted and replaced with the words “Celsus Therapeutics”.

A new regulation designated as Regulation 10 will be added as follows:

10.	Drag along

10.1	If any member or members (each a Seller) holding in aggregate 75 per cent. or more of the issued ordinary shares in the company wish to transfer the entire legal and beneficial interest in all of their ordinary shares, whether in one transaction or in a series of related transactions and whether by takeover offer, private treaty or otherwise (Transaction) to a third party (Proposed Buyer), a Seller may require all members who are not Sellers (Remaining Shareholders) to offer the ordinary shares held by them to the Proposed Buyer:

10.2	the Proposed Buyer will give a written notice (Offer Notice) to all Remaining Shareholders containing a binding written offer (Drag Along Offer) to acquire the entire legal and beneficial interest in all of the Remaining Shareholders' ordinary shares.

10.3	The Offer Notice must specify:

10.3.1	the identity of the Proposed Buyer;

10.3.2	the identity of the Seller(s) and the numbers and classes of shares held;

10.3.3	the consideration payable under the Drag Along Offer per ordinary share, which must be the same as the maximum price as was payable to any Seller per ordinary share under the terms of the Transaction;

10.3.4	that no Remaining Shareholder will be obliged to assume any obligation or give any warranty in connection with the sale of his ordinary shares other than that he sells with full title guarantee and that he will execute and deliver such documents and instruments as may be necessary or reasonably required by the Proposed Buyer to complete the sale of his only shares;

10.3.5	that completion of the sale and purchase of ordinary shares pursuant to the Drag Along Offer will take place at the same time, which will not be later than 60 days following the latest time for acceptance of the Drag Along Offer, as completion of the sale and purchase of the Sellers' ordinary shares pursuant to the Transaction;

10.3.6	the period, which will not be less than 14 days following the giving of the Offer Notice, the Drag Along Offer is open for acceptance by Remaining Shareholders; and

10.3.7	the other terms of and terms to the Drag Along Offer, which must be, in the reasonable opinion of the board, otherwise not less favourable to Remaining Shareholders as those in relation to the Transaction.

10.4	If on the expiry of the 14 day period referred to in article 10.3.1.6, there are Remaining Shareholders who have not accepted the Drag Along Offer:

10.5	the Proposed Buyer may, by written notice to those Remaining Shareholders, require them to sell all of their legal and beneficial interest in ordinary shares in the company to the Proposed Buyer on the terms and subject to the conditions of the Drag Along Offer, and

10.6	subject to the giving of such notice, each such Remaining Shareholder will be obliged to transfer the whole of its legal and beneficial interest in the ordinary shares held by it to the Proposed Buyer on the terms of the Drag Along Offer.

10.7	The obligation to sell the ordinary shares pursuant to paragraph 10.4 will lapse if the sale of the ordinary shares is not completed within 60 days following the latest time for acceptance of the Drag Along Offer.

10.8	If any Remaining Shareholder fails to complete the transfer the whole of its legal and beneficial interest in the ordinary shares held by it in accordance with the terms of the Drag Along Offer, the chairman of the company or, failing him, one of the directors, or some other person nominated by a resolution of the board, may on behalf of such Remaining Shareholder:

10.8.1	complete, execute and deliver in that Remaining Shareholder’s name all such documents and instruments as may be necessary or reasonably required by the Proposed Buyer to complete the sale of his ordinary shares (including, without limitation, a stock transfer form and an indemnity, in a form reasonably satisfactory to the board, in respect of any missing certificate) and to give a warranty that it sells with full title guarantee;

10.8.2	receive the consideration payable to such Remaining Shareholder as its nominee and give a good discharge for it; and

10.8.3	subject to the transfer being duly stamped, enter the Proposed Buyer in the register of members as the holders of the ordinary shares purchased by it.

In regulations 19.2.1, 19.2.2 and 19.2.3 the words "an initial" will be deleted and replaced with the word "a”.

In Regulation 19.3, to add at the end of the regulation the words: "A Director of any class, can at the end of his term be re-appointed as a director in accordance with regulation 24, and at the time of such reappointment will be categorised into the appropriate class (which can be a different class from the one in which such director was previously categorized)".

Regulation numbers and references in paragraphs to regulation numbers will be updated automatically to take account of these changes.

A copy of the new articles, and a comparison to the Company's current Articles marking the changes, are available upon request and may be viewed and/or downloaded from the Company’s website https://secure.celsustx.com/info/

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By:	/s/ Dov Elefant
Dov Elefant
Chief Financial Officer
Date: May 21, 2013